Exhibit 99.1

www.allianceatlantis.com	TSX: AAC.A, AAC.B NASDAQ: AACB

For Immediate Release (AAC04-002)

CONTACTS:	W. Judson Martin Senior Executive Vice President and Chief Financial Officer Tel: (416) 934-6932 E-mail: judson.martin@allianceatlantis.com	Kym Robertson Vice President Corporate & Public Affairs Tel: (416) 934-6941 E-mail: kym.robertson@allianceatlantis.com

Alliance Atlantis Communications provides financial
impact of Entertainment Group review and
selected financial guidance for
2004, 2005, and 2006

TORONTO, CANADA — March 17, 2004 — Alliance Atlantis Communications Inc. today provided details on the financial impact of the extensive operating and detailed financial review of its Entertainment Group's production and distribution business, together with selected financial guidance for 2004, 2005 and 2006.

This extensive operating and detailed financial review concluded that it was desirable to substantially reduce certain of the Entertainment Group's film and television production, distribution and investment activities. The Company announced in December 2003, that it would no longer produce miniseries, movies-of-the-week or feature films. While the Company expects to deliver on existing contracted production obligations, its business will now largely be focussed upon the acquisition of distribution and other rights to content, rather than in-house production.

As part of this extensive operating and detailed financial review, the Company reassessed the value of certain film and television programming assets and liabilities and other assets and liabilities of the Entertainment Group. The results of that assessment are reflected below.

The successful CSI franchise, which Alliance Atlantis co-owns and co-produces with CBS Productions, was completely outside the extensive operating and detailed financial review and has not been affected in any way. The review also did not affect the Company's Broadcast or Motion Picture Distribution Groups, or the Movie Distribution Income Fund.

Cash and non-cash charges to be recorded in the quarter ending December 31, 2003

The financial impact of this extensive operating and detailed financial review will be reflected in the Company's audited year-end results for fiscal 2004, which are scheduled for release on April 5, 2004.

As announced on November 24, 2003, Alliance Atlantis changed its fiscal year-end to December 31 from March 31. As a result, the Company's fiscal 2004 reporting period will be comprised of the nine months commencing April 1 and ending December 31, 2003.

Judson Martin, the Company's Senior Executive Vice President and Chief Financial Officer stated, "Based on management's current estimates which may be subject to modification, in the final quarter of fiscal 2004 Alliance Atlantis expects to record in the order of approximately $15 million of cash charges for costs associated with severance payments and office closures and in the order of approximately $300 million of non-cash charges. The non-cash charges are expected to be comprised of an approximate $250 million reduction in the Entertainment Group's investment in film and television programs and approximately $50 million of additional non-cash charges related to development costs, investments, fixed and other assets and liabilities related to our production and distribution activities."

Mr. Martin also noted, "These charges will not have a negative impact on our debt covenants and the Company does not expect any material additional provisions subsequent to December 31, 2003, other than modest transitional costs that will be reflected in the calendar 2004 earnings statement and disclosed separately. As well, in the final quarter of fiscal 2004, we expect to record a gain in the order of approximately $145 million related to the creation of the Movie Distribution Income Fund through the sale of 49% of Alliance Atlantis' Motion Picture Distribution Group, which was completed on October 15, 2003."

As announced in December 2003, Alliance Atlantis has reduced its staffing in the Entertainment Group by approximately 70 positions, and has closed or is in the process of closing or rationalizing production-related offices in Toronto, Edmonton, Halifax, Vancouver and London, England. Notification to employees was completed in December 2003. The Company expects to realize estimated annual cash savings of $11 million in 2004 and $16 million per year thereafter.

"While this review of our production and distribution activities has led to the difficult reorganization of the Entertainment Group and the resulting charges announced today, I believe this decisive action in the face of market realities has positioned the Company to deliver much improved shareholder returns," said Michael MacMillan, Chairman and Chief Executive Officer.

"Over the past few years, we have transformed Alliance Atlantis into a broadcast-driven company by investing in and expanding our broadcast business while reducing the amount of capital and other resources devoted to production activities," Mr. MacMillan noted. "Today's announcement is a further clear articulation of our ongoing commitment, on behalf of our shareholders, to grow and maximize the value of our broadcast and motion picture distribution operations. From this strengthened position, we are now better able to capitalize on what I believe to be the abundant growth opportunities in these sectors."

Updated guidance

As a result of the change to the Company's year-end and the resulting charges announced today, as previously committed, Alliance Atlantis is providing updated selected financial guidance as set out below.

The selected financial guidance covers the twelve months ending December 31, 2004, 2005 and 2006 as follows:

$ millions, except earnings per share (Note 1)	2004	2005	2006
Revenues
Broadcast	242	273	306
Motion Picture Distribution (Note 2)	367	361	390
Entertainment (Note 3)	250	292	330
Corporate and Other	—	—	—

	859	926	1,026

EBITDA*
Broadcast	72	82	103
Motion Picture Distribution (Note 2)	56	56	61
Entertainment (Note 3)	87	86	135
Corporate and Other	(22)	(22)	(21)

	193	202	278
Amortization	15	14	14
Interest (Note 4)	64	27	22
Minority interest (Note 5)	27	27	30

Operating Earnings*	87	134	212
Unusual items (Note 6)	41	—	—

Earnings before income taxes	46	134	212
Provision for income taxes (Note 7)	4	37	54

Net Earnings	42	97	158

Diluted EPS	$0.97	$2.25	$3.65

Diluted Net Operating EPS* (Note 8)	$1.58	$2.25	$3.65

Diluted Shares Outstanding	43.0	43.2	43.3

Net Debt (Note 9)
Bank debt — AACI	249	132	—
Term loans — MDIF	75	75	75
Bonds	195	195	195
Cash on hand	(57)	(61)	(110)

	462	341	160

Free Cash Flow*
Broadcast	44	75	87
Motion Picture Distribution (Note 10)	36	35	45
Entertainment (Note 11)	(18)	80	127
Corporate and Other (Note 12)	(150)	(69)	(78)

	(88)	121	181

Net Debt/EBITDA	2.4	1.7	0.6

Note 1: 1.30 foreign exchange rate assumed for $US in each guidance period.

Note 2: In 2004, 2005 and 2006, Momentum Pictures represents 22%, 30% and 33% respectively, of the Motion Picture Distribution Group's revenue and 26%, 38% and 42% of EBITDA.

Note 3: In 2004, 2005 and 2006, the CSI franchise represents 68%, 75% and 82% respectively, of the Entertainment Group's revenue and 94%, 91% and 94% of EBITDA. The assumptions include 23 episodes of CSI: Crime Scene Investigation and 23 episodes of CSI: Miami in each of the guidance periods. It is further assumed that 6 episodes of a third CSI series are produced and delivered in 2004 and 23 episodes are produced and delivered in each of 2005 and 2006.

Note 4: In 2004, interest consists primarily of $51 million on the Senior Subordinated Notes, $4 million on the Motion Picture Distribution LP term facility, and $5 million of amortized deferred financing fees; in 2005, interest consists primarily of $14 million on the Senior Subordinated Notes, $6 million on the Company's senior credit facility, $4 million on the Motion Picture Distribution LP term facility, and $3 million of amortized deferred financing fees; and in 2006, interest consists primarily of $14 million on the Senior Subordinated Notes, $2 million on the Company's senior credit facility, $4 million on the Motion Picture Distribution LP term facility, and $2 million of amortized deferred financing fees.

Note 5: Minority interest includes $21 million of distributions to Movie Distribution Income Fund unit holders in each of 2004, 2005 and 2006.

Note 6: Unusual items include $4 million of transitional costs directly related to the Entertainment Group extensive operating and detailed financial review, plus $37 million in costs (call premium US$19.5 million and write off of related deferred financing charges — $12 million) related to the call of the Company's US$300 million Senior Subordinated Notes on December 15, 2004, as outlined in Note 9 below.

Note 7: In 2004, 2005, and 2006, income tax rates applicable to operating earnings are 22%, 27% and 25% respectively.

Note 8: Net Operating EPS reflects earnings before foreign exchange gains and losses, investment gains and losses, discontinued operations, and unusual items, and after an applicable portion of income tax.

Note 9: It has been assumed that the Company calls for redemption, US$300 million of existing Senior Subordinated Notes @ 106.5 on December 15, 2004, in accordance with the terms of the issue. It is further assumed the principle amount and call premium have been refinanced by issuing US$150.00 million of 10 year bonds @ 7% and incurring bank debt of US$169.5 million @ L + 1%.

Note 10: Net of $21 million of cash distributions to Movie Distribution Income Fund unit holders in each of 2004, 2005 and 2006.

Note 11: CSI represents cash usage of $12 million and non-CSI operations represent cash usage of $6 million in 2004. CSI represents cash inflow of $75 million and non-CSI operations represent cash inflow of $5 million in 2005. CSI represents cash inflow of $102 million and non-CSI operations represent cash inflow of $25 million in 2006.

Note 12: In 2004, Corporate and Other cash usage is comprised primarily of the following: $54 million of unallocated Corporate operating expenses and changes in working capital, $54 million of interest payments, $30 million related to the Senior Subordinated Note refinancing, and $12 million of income taxes; in 2005, Corporate and Other cash usage is comprised primarily of the following: $30 million of unallocated Corporate operating expenses and changes in working capital, $19 million of interest payments and $19 million of income taxes; and in 2006 Corporate and Other cash usage is comprised primarily of the following: $32 million of unallocated Corporate operating expenses and changes in working capital, $16 million of interest payments and $25 million of income taxes.

A separate news release issued by Movie Distribution Income Fund provides specific guidance with respect to 2004 for the Motion Picture Distribution LP.

About Alliance Atlantis Communications

Alliance Atlantis Communications Inc. is a leading vertically integrated broadcaster, creator and distributor of filmed entertainment. The Company's common shares are listed on the Toronto Stock Exchange — trading symbols AAC.A, AAC.B and on NASDAQ — trading symbol AACB. The Company's Web site is www.allianceatlantis.com.

This press release contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions and the risk factors detailed from time to time in the Company's periodic reports and registration statements filed with the Canadian securities regulatory authorities and the US Securities and Exchange Commission.

*EBITDA is defined as earnings before interest, income taxes, amortization, minority interest, equity losses in affiliates, investment gains and losses, foreign exchange gains and losses, discontinued operations and unusual items. Operating earnings is defined as earnings before foreign exchange gains and losses, investment gains and losses, discontinued operations and unusual items and income taxes. Net operating earnings is defined as operating earnings after an applicable portion of income tax. Free cash flow is defined as the total of cash and cash equivalents provided by (used in) operating activities and provided by (used in) investing activities. EBITDA, operating earnings, net operating earnings and free cash flow are measures used by the Company to measure its operating performance. EBITDA, operating earnings, net operating earnings, free cash flow and related measures may or may not be consistent with the calculation of similar measures for other companies and should not be viewed as alternatives to net earnings and other measures of performance calculated in accordance with Canadian generally accepted accounting principles.